SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 9, 2007

TAM’s July domestic load factor is 74% and 75% on international flights

Domestic market share in July was 50.6% and 64.3% among Brazilian airlines that operate international routes

São Paulo, August 09, 2007 – TAM (BOVESPA: TAMM4, NYSE:TAM) announces operating data for July 2007, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

According to ANAC, TAM registered 9.0% growth in domestic RPK (demand) compared to the same period last year, and 19.2% increase in domestic ASK (supply). In July, market demand increased 9.3% and market supply increased 22.2% . TAM registered domestic market share (RPK) of 50.6%, a 0.2 p.p. decrease compared to the same period in 2006. TAM’s domestic load factor was 74.1%, 2.4 p.p. higher than the market average of 71.7% .

In the international market, TAM registered 55.0% growth in RPK and 73.4% in ASK, compared to July 2006. The company attained market share of 64.3%, representing 12.3 p.p. growth year on year. TAM attained 75.5% load factor, 3.6 p.p. higher than the market average of 71.9% .

The total scheduled yield in July 2007 remained practically stable compared to June 2007.

Please find below our operating data for July:

Operating data	July 2007	July 2006	Var. %

Domestic Market
ASK (millions) – Supply	2,699	2,264	19.2%
RPK (millions) – Demand	2,000	1,834	9.0%
Load Factor	74.1%	81.0%	(6.9)p.p.
Market share	50.6%	50.8%	(0.2)p.p.

International Market
ASK (millions) – Supply	1,427	823	73.4%
RPK (millions) – Demand	1,077	695	55.0%
Load Factor	75.5%	84.5%	(9.0)p.p.
Market share	64.3%	52.1%	12.3 p.p.

Investor Relations: Tel.: (55)(11)5582-9715 Fax: (55)(11)5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Agency Contact: Phone.: (55) (11) 5582-8167 Fax: (55) (11) 5582-8155 tamimprensa@tam.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for four years, and held a 50.6% domestic market share and 64.3% international market share at the end of July 2007. TAM operates regular flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

Forward-looking statements:
This notice may contain forward-looking statement. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.